

November 22, 2010

Ken McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, CA 90066

      **Re:**    **Stamps.com Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2009**
              **Filed March 15, 2010**
              **File No. 0-26427**

Dear Mr. McBride:

      We have reviewed your response dated October 15, 2010 to our comment letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.      We reviewed your response to comment one in our letter dated September 20, 2010. Please explain why Temporary Liquidity Guarantee Program (TLGP) securities are not "investment securities." Also clarify whether you are relying on Rule 3a-8 of the Investment Company Act concurrently with Rule 3(b)(1) or in the alternative.

Note 9. Income Taxes, page F-17

2.      Please provide further support for the timing and amount of the 2008 and 2010 reductions in the valuation allowance. In doing so, please compare and contrast the positive and negative evidence that was considered at the end of fiscal year 2007 to the evidence that was considered at the end of the first quarter of fiscal 2008. Likewise, please compare and contrast the positive and negative evidence that was considered at the end of fiscal 2009 versus the end of the first and second quarters of fiscal 2010. Show us how you

computed the amount of each revision to the valuation allowance.  Finally, please show us your projected taxable income for the remainder of fiscal 2010 and for the next two years.  To the extent the projections support a net deferred tax asset that is materially different than the net deferred tax asset recorded as of June 30, 2010, please explain in detail the basis for the difference.  In doing so, please discuss how your projections in recent years have compared to actual results.

You may contact Robyn Manuel at 202-551-3823 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3344 with any other questions.

Sincerely,


William Thompson
Accounting Branch Chief